Exhibit 99.1

NEWS RELEASES
Suite 215 - 800 West Pender St Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
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w:	www.kimberresources.com

NEWSLETTER FOR AUGUST

September 8, 2005

VANCOUVER, BRITISH COLUMBIA - Kimber Resources Inc. (TSX:KBR)

In addition to routine drilling on the Carmen deposit and the Carotare exploration target, the main accomplishments in August were: closing the $5 million private placement, acceptance by the SEC of our 20F Registration Statement, and significant progress on Resource Estimate “L” on the Carmen deposit.

Resource Estimate

The recent resource estimate (news release, September 6, 2005) took the Carmen deposit a significant step closer to our goal of developing reserves. The Measured & Indicated resource categories (the only categories which from which Reserves can be developed) increased to 967,000 gold-equivalent ounces, 74% of the total. Not only are there more ounces of silver and gold but other aspects of the deposit such as geotechnical attributes and bulk density have been measured. Most important, although not expressed as any measure, is an understanding of the geologic controls to mineralization. Based on 310 drill holes (reverse circulation and core) this understanding provides a firm base on which to build further resource estimates and mining plans.

Gold Equivalent Values

At approximately 45 million ounces of silver (35,921,000 Measured & Indicated, 9,366,000 Inferred) silver remains a very important component of the deposit. Kimber is using a conversion factor (currently 85 ounces of silver for one of gold) for calculating gold-equivalent values which reflects both prices and the expected recoveries of gold and silver. The conversion factor will be revised as prices change and as more is known about recoveries. An alternative and commonly-used approach is to use only the relative prices of gold and silver in calculating gold equivalent grades and quantities. That approach, if applied, would lead to Measured & Indicated gold-equivalent resource ounces of 1,097,000 and 382,000 of Inferred.

Grade

Grades (0.87 g/t gold and 57 g/t silver) are lower than in previous estimates, principally because a lower cut-off grade was used to reflect current metal prices and our understanding of recoveries. The next resource estimate will be a block model which will provide a table of grades, each tied to a different cut-off grade, strip ratio, and quantity of contained metal.

Carotare

In August the Discovery zone on the Carotare exploration target produced some intersections which compare favourably with the best on the Carmen. Geological modelling and a resource estimate will be started as soon as possible.

Private Placements

While we appreciate having been able to raise money through non-brokered private placements without payment of significant commissions, we are well aware that Kimber remains uncovered by analysts in any of the major finance houses. As we improve the story Kimber has to tell and as we raise the expectations of the market with good results and additional targets to drill, brokered financings will become more attractive.

Objectives

Companies in the junior mining market are valued both by their assets and by expectations of discovery. Arguably, Kimber has been (until the recent resource estimate) adequately valued for its main asset (the Carmen deposit) but not for expectations of discovery, often known as “blue sky”. Readers who have followed Kimber’s progress will know that after two and a half years of advancing the Carmen deposit towards feasibility, exploration did not become the focus until January, 2005. Now, with two excellent exploration targets, Carotare (27 holes) and El Orito Norte (yet to be drilled), Kimber’s objectives include at least three million gold-equivalent resource ounces. There is, of course, no guarantee that any such objective can be achieved, but the investing public should know what management believes is the potential of just a small portion of the Monterde property.

Profile

With the Carmen approaching pre-feasibility and additional deposits to be tested, Kimber is now of interest to institutional investors. We are therefore seeking a higher profile not only in Canada but also in the U.S. To this end we have made application for a listing on the American Stock Exchange (AMEX) in New York. A listing in the U.S. will make it easier for U.S. investors to trade in Kimber shares.

Catch-up with Neighbours in the Sierra Madre

Our neighbours, Dolores (Minefinders), Mulatos (Alamos) and Ocampo (Gammon Lake) are reporting 5, 3 and 7 million resource gold-equivalent ounces respectively. Having started later and spent less (under US$9.5M) on its property than the neighbours, Kimber needs to catch up and, with exploration targets identified, is poised to do so. A third drill is being considered for October, possibly a fourth for January.

Pre-feasibility on the Carmen Deposit

A pre-feasibility study could be carried out without any further drilling. Nevertheless drilling will continue because of the additional resources that are expected on the east and south of the deposit. Metallurgical studies will also continue. Much of the data necessary for permitting has already been collected. Whether or not a full feasibility on the Carmen deposit should be undertaken before more is known about the Carotare and El Orito Norte remains to be decided.

Robert Longe, P.Eng.
President & CEO

FOR FURTHER INFORMATION PLEASE CONTACT:

Darren Klinck
Manager, Corporate Communications

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

The resource estimate mentioned above and announced in the Company’s news release of September 6, 2005 was prepared under the supervision of External Qualified Person, Mr. A.A. Burgoyne, P.Eng of Burgoyne Geological Inc. Mr. Alan Hitchborn, B.Sc., Vice President Development, manages the field program of drilling and trenching on the Monterde project. Mr. J.B. Richards, P.Eng., Vice President Engineering, and designated Qualified Person (Q.P.) for the project is responsible for quality control and has verified the data disclosed. He has determined that laboratory reports matched drill sample logs and that quality control assays fall within reasonable limits. QA./QC procedures incorporate blanks and duplicates inserted at the drill site and standards inserted after sample preparation. Drilling is by reverse circulation. A one eighth split of each two-metre section of the drill hole, weighing approximately 6 kg is processed by ALS Chemex at its preparation laboratory in Hermosillo, Mexico. Pulps are analysed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram subsamples, fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. Highgrade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Statements in this release may be viewed as forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. There are no assurances the Company can fulfill such forward-looking statements and the Company undertakes no obligation to update such statements. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.